AH
3/11/03

SEC 03012238 COMMISSION
Washington, D.C. 20549

Cm

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | September 30, 1998 |
| Estimated average burden hours per response | . . . 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2003
WASH. D.C.
155

SEC FILE NUMBER
8- 52613

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CURTIS SECURITIES, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE SOUTH CHURCH STREET
(No. and Street)

| HAZLETON | PA | 18201 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK P. ORLANDO — 570-450-7023
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGRAIL MERKEL QUINN & ASSOC.
(Name — *if individual, state last, first, middle name)*

| 1173 CLAY AVENUE | SCRANTON | PA | 18510 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, FRANK P. ORLANDO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CURTIS SECURITIES, LLC, as of DECEMBER 31, ~~19~~2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______________________________

______________________________

______________________________

F. Orlando
Signature

CEO
Title

Nancy R. Poltrok
Notary Public

Notarial Seal
Nancy R. Poltrok, Notary Public
City of Hazleton, Luzerne County
My Commission Expires June 14, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CURTIS SECURITIES, LLC

---

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2002 AND 2001
&
INDEPENDENT AUDITOR'S REPORT
&
ADDITIONAL INFORMATION
&
INTERNAL CONTROL REPORT

# TABLE OF CONTENTS

MMQ

McGrail Merkel Quinn & Associates

*CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS*

Francis J. Merkel, CPA
Joseph J. Quinn, CPA
John H. Marx, Jr., CPA
Daniel J. Gerrity, CPA

February 19, 2003

## INDEPENDENT AUDITOR'S REPORT

To Curtis Securities, LLC:

We have audited the accompanying statement of financial condition of Curtis Securities, LLC (the "Company") as of December 31, 2002 and 2001, and the related statements of operations, changes in member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Curtis Securities, LLC as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information, as listed in the accompanying table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGrail, Merkel, Quinn + Associates

McGLADREY NETWORK
An Independently Owned Member
Worldwide Services Through RSM International

Clay Avenue Professional Plaza, 1173 Clay Avenue, Scranton, PA 18510 570 961-0345 Fax: 570 961-8650
www.mmq.com

**CURTIS SECURITIES, LLC**

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

| | 2002 | 2001 |
|---|---|---|
| **ASSETS** | | |
| CASH | $ 80,440 | $ 56,177 |
| ACCOUNTS RECEIVABLE | 8,396 | 288 |
| PREPAID EXPENSES | 3,884 | 2,571 |
| TOTAL | $ 92,720 | $ 59,036 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| LIABILITIES: | | |
| Amounts due to affiliates: | | |
| Curtis Financial Group, LLC | $ 1,203 | $ - |
| Curtis Financial Advisors, LLC | - | 15,278 |
| Accrued expenses | 1,100 | 8,232 |
| Total liabilities | 2,303 | 23,510 |
| MEMBER'S EQUITY | 90,417 | 35,526 |
| TOTAL | $ 92,720 | $ 59,036 |

See Notes to Financial Statements

## CURTIS SECURITIES, LLC

STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

| | 2002 | 2001 |
|---|---|---|
| REVENUES: | | |
| Investment banking fees | $905,847 | $700,594 |
| Other revenues | 93,078 | 7,228 |
| Total revenues | 998,925 | 707,822 |
| EXPENSES: | | |
| Affiliate expense reimbursement | 806,408 | 665,278 |
| Professional and consulting fees | 15,187 | 11,854 |
| Other expenses | 8,299 | 12,925 |
| Commissions | 7,864 | - |
| Licenses, fees and dues | 6,276 | 1,051 |
| Total expenses | 844,034 | 691,108 |
| NET INCOME | $ 154,891 | $ 16,714 |

See Notes to Financial Statements

## CURTIS SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

| | PAID-IN CAPITAL | RETAINED EARNINGS (DEFICIT) | TOTAL |
|---|---|---|---|
| BALANCES, DECEMBER 31, 2000 | $25,000 | $ (6,188) | $ 18,812 |
| NET INCOME | - | 16,714 | 16,714 |
| BALANCES, DECEMBER 31, 2001 | 25,000 | 10,526 | 35,526 |
| NET INCOME | - | 154,891 | 154,891 |
| DISTRIBUTION TO MEMBER | - | (100,000) | (100,000) |
| BALANCES, DECEMBER 31, 2002 | $25,000 | $ 65,417 | $ 90,417 |

See Notes to Financial Statements

**CURTIS SECURITIES, LLC**

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

| | 2002 | 2001 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income | $ 154,891 | $ 16,714 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Changes in assets and liabilities: | | |
| Accounts receivable | (8,108) | (288) |
| Prepaid expenses | (1,313) | (2,571) |
| Accrued expenses | (7,132) | 8,232 |
| Total adjustments | (16,553) | 5,373 |
| Net cash provided by operating activities | 138,338 | 22,087 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Distribution to member | (100,000) | - |
| (Decrease) increase in amounts due to affiliates | (14,075) | 14,778 |
| Net cash (used in) provided by financing activities | (114,075) | 14,778 |
| NET INCREASE IN CASH | 24,263 | 36,865 |
| CASH , BEGINNING | 56,177 | 19,312 |
| CASH , ENDING | $ 80,440 | $ 56,177 |

See Notes to Financial Statements

## 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### NATURE OF OPERATIONS

Curtis Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company was organized in Pennsylvania as a wholly-owned subsidiary of Curtis Financial Advisors, LLC ("CFA"). The Company operates in the brokerage and investment advisory industry primarily in the Eastern United States.

### USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### ACCOUNTS RECEIVABLE

Accounts receivable are reported at amounts management expects to collect on balances outstanding at year-end. Accounts are charged to bad debt expense when deemed uncollectible based upon a periodic review of individual accounts. Accounts receivable are considered fully collectible by management and accordingly no allowance for doubtful accounts is considered necessary.

### INVESTMENT BANKING FEES

Private placement fees are recorded upon final closing and settlement of the transaction.

### INCOME TAXES

The Company is a limited liability company and, as such, is taxed essentially as a partnership with flow-through of income and expenses to CFA.

## 2. RELATED PARTY TRANSACTIONS

The Company has an affiliate expense reimbursement agreement with Curtis Financial Group, LLC ("CFG"), an affiliated company, whereby the Company reimburses CFG for expenses CFG incurs in connection with the Company's private placement activities. During the years ended December 31, 2002 and 2001, the Company reimbursed CFG $806,408 and $665,278, respectively, for expenses CFG incurred on its behalf.

At December 31, 2002, the Company owed CFG $1,203 and the Company owed CFA $15,278 at December 31, 2001.

## 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $78,137, which was $73,137 in excess of its required net capital of $5,000. The Company's net capital ratio was .03 to 1.0 at December 31, 2002.

## 4. EXEMPTIVE PROVISIONS OF RULE 15c3-3

The Company is exempt from the reporting requirements of SEC Rule 15c3-3 under Section (k)(1), which states that the provisions of this rule shall not be applicable to a broker or dealer meeting all of the following conditions: (i) His dealer transactions (as principal for his own account) are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company; except that a broker or dealer transacting business as a sole proprietor may also effect occasional transactions in other securities for his own account with or through another registered broker or dealer; (ii) His transactions as broker (agent) are limited to: (i) the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company; (ii) the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and (iii) the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies; and (iii) He promptly transmits all funds and delivers all securities received in connection with his activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

## 5. CONCENTRATION OF CREDIT RISK

The Company maintains one cash account with a local financial institution. Such balance is insured up to $100,000.

**CURTIS SECURITIES, LLC**

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL

| | |
|---|---|
| TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL | $ 90,417 |
| DEDUCTIONS AND/OR CHARGES: | |
| Nonallowable assets: | |
| Accounts receivable | 8,396 |
| Prepaid expenses | 3,884 |
| Total | 12,280 |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS | 78,137 |
| HAIRCUTS ON SECURITIES | - |
| NET CAPITAL | $ 78,137 |

COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| TOTAL AGGREGATE INDEBTEDNESS LIABILITIES: | |
| Amount due to Curtis Financial Group, LLC | $ 1,203 |
| Accrued expenses | 1,100 |
| TOTAL AGGREGATE INDEBTEDNESS | $ 2,303 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

| | |
|---|---|
| REGULATORY MINIMUM | $ 5,000 |
| CALCULATED MINIMUM BASED ON AGGREGATE INDEBTEDNESS | $ 154 |
| REQUIRED CAPITAL | $ 5,000 |
| NET CAPITAL IN EXCESS OF REQUIREMENT | $ 73,137 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | .03 to 1.0 |

RECONCILIATION WITH COMPANY'S COMPUTATION

| | |
|---|---|
| INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2002: | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ 78,137 |
| Net audit adjustments | - |
| NET CAPITAL, PER ABOVE | $ 78,137 |

See Notes to Financial Statements

MMQ
McGrail Merkel Quinn & Associates
*CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS*

Francis J. Merkel, CPA
Joseph J. Quinn, CPA
John H. Marx, Jr., CPA
Daniel J. Gerrity, CPA

February 19, 2003

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To Curtis Securities, LLC:

In planning and performing our audit of the financial statements and additional information of Curtis Securities, LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

McGLADREY NETWORK
An Independently Owned Member
Worldwide Services Through RSM International

Clay Avenue Professional Plaza, 1173 Clay Avenue, Scranton, PA 18510 570 961-0345 Fax: 570 961-8650
www.mmq.com

To Curtis Securities, LLC February 19, 2003

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McDaniel, Markel, Davis + Associates